

Mail Stop 3561

September 1, 2015

Bryan B. DeBoer
Director, President and Chief Executive Officer
Lithia Motors, Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re:** **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-14733**

Dear Mr. DeBoer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Finance and Insurance, page 41

1. Please tell us and revise future filings to disclose the types of vehicle sales the penetration rates presented on page 41 relate to. For example, if the rates apply to all vehicles, or only apply to new and used retail vehicle sales but not used vehicle wholesale, please advise and clarify in future filings.

Segments, page 43

2. We note your inclusion of a separate section within MD&A related to your reportable segments starting on page 43, which contains revenue, segment income, retail new

vehicle unit sales and a brief general discussion for each reportable segment that makes reference to your consolidated results of operations discussion to explain significant changes. Help us understand how your discussion of consolidated results of operations explains the results of each of your reportable segments. For example, from 2013 to 2014, revenue attributable to your Import segment increased by 54.4%, segment income increased by 23.6% and retail new vehicle unit sales increased by $37.6%. Similarly, from 2013 to 2014, revenue attributable to your Luxury segment increased by 47.2%, segment income increased by 52.2% and retail new vehicle unit sales increased by 50.2%. Please tell us in detail how the general discussion within the separate segments section of MD&A and the discussion of your consolidated results of operations best explains material changes in the results of operations of each of your reportable segments. Additionally, please tell us why you included the retail new vehicle unit sales metric for each reportable segment but then excluded units, revenue and gross profit information of other revenue streams recorded at each reportable segment. To the extent these changes are explained by the discussion within your consolidated results, duplication is unnecessary.

3. We note on page 43 that revenues attributable to "Corporate and other" for 2013 and 2014 were $4,950 thousand and $4,452 thousand, respectively, whereas on page 44 segment income attributable to "Corporate and other for 2013 and 2014 was $24,918 thousand, and $39,657 thousand, respectively. Please explain to us the relationship between these amounts and changes between the periods, and how MD&A contains adequate explanation. Note that all components of your results of operations, including those that may not be allocated to the segments in determining the segmental profit or loss should be discussed. If these relationships and changes are explained elsewhere in MD&A please direct us where discussed and provide a cross reference in future filings.

Selling, General and Administrative Expense ("SG&A"), page 46

4. You disclose on page 47 that during the first quarter of 2014, you recorded non-core charges of $3.9 million related to an incremental increase to a reserve associated with a lawsuit filed in 2006 and settled in 2013. Please describe the facts and circumstances of this matter to us, the information available to you related to this matter at the time your financial statements for the year ended December 31, 2013 were issued, as well as your basis for recognizing costs in 2014 that, based on your disclosure, appear to have been probable and estimable during 2013. Refer to ASC 450-20-25-2.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Goodwill, page F-10

5. You disclose on page F-10 that you test goodwill for impairment at the "operating unit" level, which is not consistent with disclosure on page 32 that it is tested at the "reporting unit" level, which is consistent with ASC 350-20-35-1. Please advise and revise for consistency in future filings.

(5) Goodwill and Franchise Value, page F-17

6. You currently disclose the accumulated goodwill impairment loss on a consolidated basis. Please revise to disclose the accumulated impairment loss for each reportable segment as required by ASC 350-20-50-1.

(19) Segments, page F-36

7. You disclose on page F-15 that management measures the performance of each operating segment based on several metrics, including earnings from operations, which are used, in part, to evaluate the performance of, and to allocate resources to, each of your operating segments. We also note your disclosure on page F-36 of "Segment income," which we assume is the profit or loss measure you have disclosed for each reportable segment to comply with ASC 280-10-50-22. Please tell us which of the measures are used and reconcile your disclosure on page F-15 with the measure presented on page F-36. Additionally, if your reference to "management" on page F-15 is intended to be the CODM, please revise future filings to clarify or define "management."

8. We note your disclosure of "Segment income" as a measure of profit or loss for each of your reportable segments, as well as your inclusion of an asterisk to denote that it is defined as operating income less floor plan interest expense. We also note your reconciliation on page F-36, wherein the sum of your three reportable segments and "Corporate and other" is equal to "Income from continuing operations before income taxes" on your income statement on page F-4. As the "Income from continuing operations before income taxes" line item includes "Floor plan interest expense," as well as "Other interest expense" and "Other income, net," please tell us, and clearly disclose in future filings, where these amounts are presented in the reconciliation. For example, if included within "Corporate and other," please clearly disclose this in future filings. This comment also applies to the use of this measure within MD&A.

9. Please revise future filings to include all of the items specified in ASC 280-10-50-22 that are included in "Segment income," which is the measure of profit or loss disclosed for each of your reportable segments. For example, depreciation and amortization expense appears to be included in this measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products